Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTION

ASSET LEASE FRAMEWORK AGREEMENT

On 26 January 2018, the Company and CSAHC entered into the new Asset Lease Framework Agreement for a term of three years commencing from 1 January 2018 to 31 December 2020.

As the applicable percentage ratios (other than the profits ratio) for the Asset Lease Framework Agreement (after aggregation with the CSA Building Asset Lease Agreement and the Property and Land Lease Framework Agreement) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Asset Lease Framework Agreement are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under the Listing Rules.

1.	ASSET LEASE FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 29 December 2014 where the Company announced that the Company and CSAHC have entered into the Existing Asset Lease Agreement.

As the Existing Asset Lease Agreement had expired on 31 December 2017 and the lease transaction contemplated thereunder will continue to be entered into on a recurring basis, the Company and CSAHC entered into the new Asset Lease Framework Agreement on 26 January 2018 (after trading hours) for a term of three years commencing from 1 January 2018 to 31 December 2020 to continue the asset lease transactions originally covered under the Existing Asset Lease Agreement.

Subject Matter

Pursuant to the Asset Lease Framework Agreement, CSAHC has agreed to continue to lease to the Company certain buildings, land and equipment assets at existing locations in Guangzhou, Wuhan, Changsha, Haikou, Zhanjiang and Nanyang for a term of three years commencing from 1 January 2018 to 31 December 2020.

To implement the assets lease transactions contemplated under the Asset Lease Framework Agreement, separate lease agreement(s) will be entered into between the parties in respect of each of the assets, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the Asset Lease Framework Agreement. In addition, the using purpose of the land and properties should not violate the relevant laws and regulations or beyond the scope as agreed by parties. The list and scope of the land and properties contemplated under the Asset Lease Framework Agreement have been reviewed and adjusted by the Company based on the actual leasing requirement.

The rental payable by the Company is determined after arm’s length negotiation by the parties and adjusted with reference to (i) rental assessment report with the valuation date on 30 June 2017 prepared by Pan-China Assets Appraisal Co., Ltd.
( ); (ii) taking into account the price for buildings and land located in the relevant regions which have had the trend of increase and (iii) CSAHC has undertaken in the Asset Lease Framework Agreement that the rental level provided to the Company should not exceed the price or the charging standard of an independent third party. The aforementioned rental assessment report mainly adopts the market approach and the income approach for the assessment of assets of building category (including land), the market approach for the assessment of assets which have reference materials and the income approach for the assessment of the remaining assets. The assessment of assets of equipment category was mainly conducted by the income approach. For the equipment with active leasing markets and relatively short acquisition dates, the market approach was used for the assessment. Based on the assessment, the annual rental (including value-added tax) relating to the assets under the Asset Lease Framework Agreement amounts to RMB112,059,100 with the details as follows:

			Units: RMB’0000
No.	Region	Building Category	Structure Category	Equipment Category	Land Use Right	Total
1	Wuhan	113.35	2.89	—	1,679.26	1,795.50
2	Changsha	169.09	—	—	12.62	181.71
3	Haikou	212.48	—	—	—	212.48
4	Zhanjiang	10.67	—	—	37.28	47.95
5	Nanyang	470.56	1,622.94	840.32	4,260.62	7,194.44
6	Guangzhou	1,178.35	—	—	595.48	1,773.83
	Total	2,154.50	1,625.83	840.32	6,585.26	11,205.91

The rental will be paid to CSAHC in instalments according to the payment schedule for each of the implementation lease agreements. The Company shall fund the rent payable under the Asset Lease Framework Agreement wholly out of its internal funds.

Historical Figures and Annual Cap

The previous annual rental paid to CSAHC by the Company for leasing relating to assets under the Existing Asset Lease Agreement for the three years ended 31 December 2015, 2016 and 2017 was approximately RMB86,268,700, RMB86,268,700 and RMB85,709,000 (unaudited), respectively. The maximum annual rental for the Existing Asset Lease Agreement was set at approximately RMB86,268,700 for each of the three years from 2015 to 2017.

Based on (i) the historical figures and the original cap as stated above; and (ii) the increase on the rental as shown in rental assessment report prepared by Pan-China Assets Appraisal Co., Ltd. mentioned above, it is proposed that the annual cap for rent payable pursuant to the Asset Lease Framework Agreement is set at RMB116,198,000 for each of the three years ending 31 December 2018, 2019 and 2020, respectively.

Reasons for and Benefits of entering into the Asset Lease Framework Agreement

The buildings, land and equipment assets leased by CSAHC to the Company under the Asset Lease Framework Agreement are necessary for the day-to-day operation of the civil aviation businesses of the Company. The purchase and/or transfer of such buildings, land and equipment assets will be time-consuming and the transfer of the relevant titles, ownership or land use rights relating thereto to the Company will be costly; whereas the entering into of the Asset Lease Framework Agreement allows the Company to continue to use those buildings, land and equipment assets at rents not higher than the market rates for similar buildings, land and equipment assets in order to satisfy its growing civil aviation business needs. Further, CSAHC has undertaken in the Asset Lease Framework Agreement that the rental level provided to the Company should not exceed the price or the charging standard of an independent third party.

The Board (including the independent non-executive Directors) considers that the terms of the Asset Lease Framework Agreement and the cap in respect thereof are fair and reasonable and are entered into on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

2.	IMPLICATIONS UNDER THE LISTING RULES

CSAHC is the controlling shareholder of the Company, directly and indirectly holding approximately 50.59% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The transactions contemplated under the Asset Lease Framework Agreement constitute continuing connected transactions for the Company under the Listing Rules.

Pursuant to the Listing Rules, the lease transactions contemplated under the Asset Lease Framework Agreement shall be aggregated with the CSA Building Asset Lease Agreement and the previous land lease transactions and property lease transactions contemplated under the Property and Land Lease Framework Agreement. Save as disclosed above, there are no other transactions which should be aggregated with the transactions contemplated under the Asset Lease Framework Agreement under Rules 14.22 and 14A.81 of the Listing Rules.

Pursuant to the Listing Rules, as the applicable percentage ratios (other than the profits ratio) for the Asset Lease Framework Agreement (after aggregation with the CSA Building Asset Lease Agreement and the Property and Land Lease Framework Agreement as disclosed above) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Asset Lease Framework Agreement are only subject to the reporting, announcement and annual review requirements and exempt from the independent shareholders’ approval requirement under the Listing Rules.

Among the seven Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng and Mr. Zhang Zi Fang, were required to abstain from voting in respect of the resolution to approve the Asset Lease Framework Agreement. All the remaining four Directors who were entitled to vote, unanimously approved the resolutions approving the Asset Lease Framework Agreement.

3.	GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

The principal business activity of CSAHC is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

DEFINITIONS

“Asset Lease Framework Agreement”	the new asset lease framework agreement dated 26 January 2018 entered into between the Company and CSAHC for a term of three years commencing from 1 January 2018 to 31 December 2020

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSA Building”	China Southern Air Building ( ) located at West Side of Yuncheng East Road, Baiyun Xincheng, Baiyun District, Guangzhou, Guangdong Province, the PRC, developed by Guangzhou Southern Airlines Construction Company Limited

“CSA Building Asset Lease Agreement”	the CSA Building asset lease agreement dated 19 January 2018 entered into between the Company and Guangzhou Southern Airlines Construction Company Limited for a term of three years commencing from 19 January 2018 to 18 January 2021

“CSAHC”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“Existing Asset Lease Agreement”	the asset lease agreement dated 29 December 2014 entered into between the Company and CSAHC for a term of three years commencing from 1 January 2015 to 31 December 2017

“Group”	the Company and its subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Property and Land Lease Framework Agreement”	the property and land lease framework agreement dated 16 December 2016 entered into between the Company and CSAHC for a term of three years commencing from 1 January 2017 to 31 December 2019

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent

By order of the Board of

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the PRC

26 January 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.